CUSIP No. 01438T106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )1

Aldeyra Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

01438T106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 01438T106

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johnson & Johnson EIN: 22-1024240
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,750,292*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,750,292*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,292*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)31.4% **
12.	TYPE OF REPORTING PERSON CO

* As of December 31, 2014
** Based on 5,565,415 shares of Common Stock outstanding as of December 31, 2014.

CUSIP No. 01438T106

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johnson & Johnson Innovation - JJDC, Inc.*** EIN: 22-2007137
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,750,292*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,750,292*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,292*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)31.4% **
12.	TYPE OF REPORTING PERSON CO

* As of December 31, 2014
** Based on 5,565,415 shares of Common Stock outstanding as of December 31, 2014.
*** Johnson & Johnson Development Corporation changed its name to Johnson & Johnson Innovation - JJDC, Inc. on November 3, 2014.

CUSIP No. 01438T106

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Aldeyra Therapeutics, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

131 Hartwell Avenue, Suite 320 Lexington, MA 02421

ITEM 2(a)	NAME OF PERSON FILING:

This statement is being filed by Johnson & Johnson, a New Jersey corporation (“J&J”), and Johnson & Johnson Innovation - JJDC, Inc., a New Jersey corporation (“JJDC”).  JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are directly beneficially owned by JJDC.  J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

One Johnson & Johnson Plaza New Brunswick, NJ 08933

ITEM 2(c)	CITIZENSHIP:

J&J: New Jersey
JJDC: New Jersey

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $.001 par value per share

ITEM 2(e)	CUSIP NUMBER:

01438T106

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

ITEM 4	OWNERSHIP: (a) through (c) The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

CUSIP No. 01438T106

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:
Not applicable.

CUSIP No. 01438T106

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2015

JOHNSON & JOHNSON
By:	/s/ Douglas Chia
Name:	Douglas Chia
Title:	Secretary

JOHNSON & JOHNSON INNOVATION - JJDC, INC.

By:	/s/ Steven M. Rosenberg
Name:	Steven M. Rosenberg
Title:	Secretary